MILBANK, TWEED, HADLEY & MCCLOY LLP

1 CHASE MANHATTAN PLAZA

LOS ANGELES 213-892-4000 FAX: 213-629-5063	NEW YORK, NY 10005-1413	BEIJING (8610) 5969-2700 FAX: (8610) 5969-2707

WASHINGTON, D.C.	212-530-5000	HONG KONG
202-835-7500		852-2971-4888
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LONDON		SINGAPORE
44-20-7615-3000		65-6428-2400
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FRANKFURT		TOKYO
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FAX: 49-(0)69-71914-3500		FAX: 81-5410-2891

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700
August 22, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Peggy Kim
Michael F. Johnson

Re:	Atari, Inc.
Amendment No. 1 to Schedule 13E-3 filed August 5, 2008
(the “First Amended Schedule 13E-3”)
File No. 005-47017

Amendment No. 1 to Schedule 14A, Filed August 5, 2008
(the “First Amended Proxy Statement”)
File No. 000-27338
Dear Ms. Kim and Mr. Johnson:
          On behalf of our client, Atari, Inc. (“Atari” or the “Registrant”), we are providing the following responses to the comments set forth in the comment letter, dated August 13, 2008, of the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. To assist you in reviewing the responses, each response is preceded with a copy (in bold italic type) of the comment as stated in the Staff’s letter. The Registrant has revised the First Amended Schedule 13E-3 and the First Amended Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a second amended Schedule 13E-3 (the “Revised Schedule 13E-3”) and a second amended Preliminary Schedule 14A (the “Revised Proxy Statement”), which reflect these revisions and generally update the information contained therein.

Milbank, Tweed, Hadley & MCCloy LLP
August 22, 2008

Page Two
First Amended Schedule 13E-3 filed August 5,2008
1.	We note your responses to comments 12, 13, and 17 in our letter dated July 16, 2008. Please file each presentation, board book, report and draft report prepared by Duff, Lazard, Ocean Tomo, and AxilPartners as an exhibit to the Schedule 13E-3, whether provided to Atari’s board or to an affiliate. In addition, please revise to summarize each of these reports and describe any material differences between any drafts and final reports in the proxy statement. Regarding the Ocean Tomo analysis, we note that the analysis is materially related to the 13e-3 transaction given that the financial advisor relied on this analysis as the best available information about Atari’s intellectual property. The fact that a report was not specifically commissioned for the going private transaction is not dispositive of the applicability of Item 1015 for these purposes. Please see In the Matter of Meyers Parking System. Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.
          The Registrant has filed the following reports as exhibits to the Revised Schedule 13E-3 in response to the Staff’s comment:
•	Duff & Phelps Preliminary Presentation of March 19, 2008;

•	Information prepared by Lazard Frères SAS for inclusion in the April 24, 2008 Presentation by Infogrames Management to the Infogrames Board of Directors; and

•	Ocean Tomo Intellectual Capital Equity Report of December 2006.
          There are no other reports that meet the requirements of Item 1015 of Regulation M-A.
Introduction page 1
2.	We note your response to comment 3 of our prior letter dated July 16, 2008. While we have no objection to the use of qualifying language by the filing parties, the use of disclaimer language remains inappropriate. Please consider revising to clarify that no filing person has produced any disclosure with respect to any other filing person.
          The Registrant has revised the Introduction to the Revised Schedule 13E-3 in response to the Staff’s comment.
Schedule 14A filed August 5, 2008
3.	In future filings, please revise to include the amendment number.
          The Registrant has included the amendment number of the Revised Proxy Statement in response to the Staff’s comment.

Milbank, Tweed, Hadley & MCCloy LLP
August 22, 2008

Page Three
4.	We note your response to comment 5 in our letter dated July 16, 2008. Please revise the letter to shareholders to clarify the fairness determination as to unaffiliated shareholders.
          The Registrant has revised the letter to shareholders to add the requested clarification in response to the Staff’s comment.
Background of the Merger, page 17
5.	We note your response to comment 9 of our prior letter dated July 16, 2008 and reissue that comment. With the exception of your disclosure that Infogrames insisted on a termination fee but would be willing to reduce it from approximately 15% to approximately 5% of the aggregate purchase price, your amendment provides only a general description of the discussions between Atari and Infogrames (and their respective representatives). Revise your filing to describe material proposals and counter-proposals so that the description provides insight into the negotiation of significant transaction terms that affected the structure of the transaction and the consideration to be paid to the unaffiliated shareholders and each of the parties engaging in the Rule 13e-3 transaction.
          As discussed on the conference call between the Staff and Milbank, Tweed, Hadley & McCloy LLP on August 14, 2008, the Registrant confirms to the Staff that there were no other material proposals or counter-proposals regarding the purchase price or consideration to be paid to the unaffiliated shareholders and each of the parties engaging in the Rule 13e-3 transaction that are not already disclosed in the Revised Proxy Statement under the section “Special Factors—Background of the Merger.”
Selected M&A Transaction Analysis (Premiums Paid) page 39
6.	We note your response to comment 16 in our letter dated July 16, 2008; however, we reissue our comment with respect to this analysis.
          The Registrant has added the disclosure on pages 38-39 of the Revised Proxy Statement in response to the Staff’s comment.
* * * *
          Please note that we have made a number of other minor corrections in the Revised Proxy Statement. Thank you for your consideration of our responses to your comments. If you have any questions or comments concerning the matters discussed above, please call me at (212) 530-5921.

Milbank, Tweed, Hadley & MCCloy LLP
August 22, 2008

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          On behalf of the filing persons, we confirm that: the filing persons acknowledge, in connection with filing the Revised Proxy Statement and the Revised Schedule 13E-3 (together, the “Filings”) in response to the Staff’s comments:
1. they are responsible for the adequacy and accuracy of the disclosure in the Filings;
2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
3. they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, MILBANK, TWEED, HADLEY & MCCLOY LLP
/s/ Thomas C. Janson
Thomas C. Janson

cc:	Jim Wilson Kristina Pappa Atari, Inc. Nilene R. Evans Morrison & Foerster LLP N. Adele Hogan White & Case LLP

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